03 JAN 21 AM 7:21

X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

January 7, 2003

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

03003429

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated January 7, 2003).

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 2/3

X-Cal Resources Ltd.

TSX/XCL **January 7, 2003**

News Release

X-Cal Awards 2002

The winners of the first annual X-Cal Awards for 2002 were announced at the Christmas meeting of the Geological Society of Nevada (GSN). Geologic talent was honored for contributing to a new understanding of the potential of the Sleeper Gold District located in Humboldt County, Nevada.

2002 Awards List

John Wood – The discoverer of Sleeper for participation in the X-Cal 3D model project team and general assistance

Dr. Barry Smee – A top geo-chemist for the Sleeper District soil geochemistry

Winthrop Rowe, MSc. – Special recognition for his overview of the District potential and ongoing contributions to the project

Lee York – Prospector for the Alma Property

Keith Blair, MSc. – For coordinating the Sleeper 3D model team and ongoing contribution

Larry Martin – Structural geology and ongoing contribution

Larry Kornze – Senior Nevada geologist for his Geologic Due Diligence report

Jeffrey Phinisey, MSc. – Senior Nevada geologist, Geologic Due Diligence report

Vic Chevillon – Senior Nevada geologist, overall concept, and new data

Terry White – A top geophysicist, for very high quality geophysics

David Mathewson –Senior Nevada geologist for early recognition of the Sleeper Gold system

Ken Synder –Senior Nevada geologist for early recognition of the Sleeper Gold system

The above listed people have contributed to the new understanding of the potential of the Sleeper Gold District.

••••••••

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*